December 3, 1999

Mr. Donald Hutton
Ants Software.com
37 Santa Teresita Way
Santa Barbara, CA  93105

         Re:      Ants Software.com ("Ants")

Dear Don:

         This letter agreement (the "Agreement"), when signed by the parties, will reflect our mutual resolution of the outstanding matters regarding my employment with Ants.

     1. I will be paid the sum of Twenty Five Thousand Dollars ($25,000) due upon the execution of this Agreement.

     2. Effective as of April 30, 1999, I will receive a fully vested five (5) year stock option for Eighty Thousand (80,000) shares of the common stock of Ants, at a strike price of Fifty Cents ($0.50) per share (the "Option"). I agree to pay reasonable counsel fees and costs of counsel of my choosing to prepare and file an S-8 Registration Statement on behalf of Ants to register the Option.

     3. In consideration of the execution of this Agreement by Ants and the obligations of Paragraphs 1 and 2 hereof, I hereby release Ants, its Officers, Directors, employees and agents or insurers, from and against any and all claims of any nature, whether known or unknown, directly or indirectly related to my employment and resignation of my employment, or claims for further compensation or damages. I hereby agree that the release shall also apply to those types of claims set forth in Section 1542 of the California Civil Code, which provides:

               "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him, must have materially affected his settlement with the debtor."

The claims released under this Agreement include, but are not limited to, any rights arising out of any alleged violations of any contract or covenant, any tort, any legal restriction on the right of Ants' releasees, or any of them, to terminate employees, any federal, state or other governmental statue or regulation, including, without limitation: (1) Title VII of the Civil Rights Act of 1964 (race, color, religion, sex and national origin discrimination); (2) the American with Disabilities Act (discrimination against individuals with disabilities); (3) the Age Discrimination in Employment Act (age discrimination in employment including discrimination against individuals forty years of age or over; and (4) the California Fair Employment and Housing Act (discrimination, including race, religious creed, color, national origin, ancestry, physical disability, mental disability, medical condition, marital status, sex or age).

     I further agree that this release shall also specifically apply to any claims with respect to my employment, termination of my employment, or of unlawful termination or breach of my employment contract and loss of any and all salary, benefits or other damages tangible or intangible relating thereto.

     5. In consideration of the execution of this Agreement by me, Ants hereby releases me from and against any and all claims of any nature, whether known or unknown, directly or indirectly related to my employment and resignation of my employment, or claims for further compensation or damages. Ants agrees that the release shall also apply to those types of claims set forth in Section 1542 of the California Civil Code, which provides:

                  "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him, must have materially affected his settlement with the debtor."

     6. The parties hereto warrant and represent that they are authorized to enter into this Agreement and that no third parties, other than the parties hereto, have any interest in any of the claims released hereby.

     7. This Agreement contains the entire settlement understanding of the parties, supersedes any prior agreements between the parties and cannot be altered or amended except by a writing duly executed by all parties hereto. This Agreement shall be binding upon and inure to the benefit of the successors, assigns, and personal representatives of the parties.

     8. Each party hereto acknowledges that they have signed this Agreement without having relied upon or being induced by any agreement, warranty or representation of fact or opinion of any person not expressly set forth herein. All representations and warranties of either party contained herein shall survive its signing and delivery.

     9. This Agreement shall be governed by and construed in accordance with the laws of the State of California with the venue in Santa Barbara, California.

     10. In the event of any controversy, claim or dispute between the parties hereto, arising out of or in any manner relating to this Agreement, including an attempt to rescind or set aside, the prevailing party in any action brought to settle such controversy, claim or dispute, shall be entitled to recover reasonable attorney's fees and costs of suit.

     11. Neither party (and, in the case of Ants, its Directors and Executive Officers) hereto will make disparaging comments regarding the other party.

     12. Except as to Ants' responsibilities to report to its stockholders and the Securities and Exchange Commission, and to the Internal Revenue Service, the California State Franchise Tax Board and other taxing authorities, the terms of this Agreement shall be kept confidential, and no party, representative, attorney or family member shall reveal its contents, or characterize its contents, to any third party except as required by law or except as necessary to comply with law.

     13. Any controversy between the parties regarding the construction or application of this Agreement, and any claim arising out of this Agreement or its breach, shall be submitted to arbitration in Santa Barbara, California, before one (1) arbitrator, upon the written request of one party after service of that request on the other party.

     14. I will continue to be covered under Ants' Directors and Officers insurance, if any. Ants shall continue to indemnify me to the fullest extent permitted by law for the period I was an employee, officer or director of Ants.

     15. This Agreement will be effective as of May 1, 1999, and I hereby resign in all capacities as of that date.

                                   /s/ John C. Wilczak
                                   -----------------------
                                   JOHN C. WILCZAK

We agree to the foregoing.

Date:  Dec. 8th, 1999              ANTS SOFTWARE.COM


                                   By:  /s/ Donald Hutton
                                       ------------------------
                                       Name:    Donald Hutton
                                       Title:   Chairman of the Board